QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Atlantic Power Corporation

        The following table sets forth the ratio of earnings to fixed charges for the periods indicated below.

		Year Ended December 31,
	Nine months Ended September 30, 2013
(in millions of U.S. dollars)		2012	2011	2010	2009	2008
Earnings (loss) from continuing operations before income taxes	$(27.5)	$(143.7)	$(82.9)	$(12.0)	$(82.7)	$(2.6)
Loss attributable to noncontrolling interests	(3.3)	0.6	0.5	0.1	—	—
Distributions from equity investments	28.5	38.3	21.9	16.8	27.8	41.0
Interest capitalized	(1.6)	(16.9)	(2.9)	(5.0)	—	—
Preferred share dividends of a subsidiary company	(9.5)	(13.0)	(3.2)	—	—	—
Fixed charges (from below)	119.1	151.4	52.1	34.3	74.7	61.0

	$105.7	$16.7	$(14.5)	$34.2	$19.8	$99.4
Preferred share dividends of a subsidiary company	$9.5	$13.0	$3.2	$—	$—	$—
Project level interest	30.9	44.9	22.9	22.6	18.7	17.7
Corporate level interest	78.7	93.5	26.0	11.7	56.0	43.3

	$119.1	$151.4	$52.1	$34.3	$74.7	$61.0
Ratio of earnings to fixed charges	(1)	(1)	(1)	1.00	(1)	1.63

(1)
Our ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For these purposes, "earnings" is the amount resulting from adding together earnings (loss) from continuing operations before income taxes, distributions from equity investments and fixed charges and subtracting loss attributable to noncontrolling interests, interest capitalized and preferred share dividends of a subsidiary company. "Fixed charges" is the amount resulting from adding together preferred share dividends of a subsidiary company, project level interest (including interest capitalized and interest from discontinued operations) and corporate level interest expenses. Earnings were insufficient to cover fixed charges by $13.4 million, $134.7 million, $66.6 million and $54.9 million for the nine months end September 30, 2013 and the years ended December 31, 2012, 2011 and 2009, respectively, due to a loss from continuing operations before taxes of $27.5 million, $143.7 million, $82.9 million and $82.7 million, for the nine months end September 30, 2013 and the years ended December 31, 2012, 2011 and 2009, respectively.

QuickLinks

  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges Atlantic Power Corporation